Filed pursuant to Rule 424(b)(3)
Registration No. 333-201854

PROSPECTUS

Offer to Exchange
$75,000,000 aggregate principal amount of 5.75% Subordinated Notes due 2024 that have been registered under the Securities Act of 1933
for any and all outstanding unregistered 5.75% Subordinated Notes due 2024

We are offering to exchange registered 5.75% Subordinated Notes due 2024, which we refer to as the “New Notes,” for any and all of our outstanding unregistered 5.75% Subordinated Notes due 2024 that were issued in a private offering on December 17, 2014, which we refer to as the “Old Notes.” We are offering to exchange the New Notes for the Old Notes to satisfy our obligations contained in the registration rights agreement that we entered into in connection with the issuance of the Old Notes. We will not receive any proceeds from the exchange offer, and issuance of the New Notes will not result in any increase in our outstanding debt.

The terms of the New Notes will be identical in all material respects to the terms of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes will not apply to the New Notes.

We do not intend to list the New Notes on any securities exchange or seek approval for quotation through any automated trading system. There is currently no public market for the New Notes.

You may withdraw your tender of Old Notes at any time prior to the expiration of the exchange offer. We will exchange all of the outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of New Notes.

The exchange offer expires at 5:00 p.m., New York City time, on March 30, 2015, unless extended by us.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. A broker-dealer that acquired Old Notes because of market-making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with resales of the New Notes for a period of 180 days after the completion of the exchange offer. See "Plan of Distribution."

See "Risk Factors" beginning on page 14 for a discussion of certain risks that you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2015

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. We are submitting this prospectus to holders of Old Notes so that they can consider exchanging their Old Notes for New Notes. You should rely only on the information contained or incorporated by reference in this prospectus and in the accompanying transmittal documents. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of the applicable document that contains that information. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making this exchange offer in jurisdictions where the exchange offer is not permitted.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of New Notes received in exchange for Old Notes. We have agreed to make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale. See "Plan of Distribution."

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Such information is available without charge to holders of Old Notes upon written or oral request made to: Investor Relations, Heartland Financial USA, Inc. 1398 Central Avenue, Dubuque, Iowa 52001, telephone: (536) 589-2100. To obtain timely delivery of any requested information, holders of Old Notes must make any request no later than March 23, 2015, five business days before the expiration date of the exchange offer, or, if we decide to extend the expiration date of the exchange offer, five business days before such extended expiration date.

References in this prospectus to “Heartland,” “we,” “us” and “our” refer to Heartland Financial USA, Inc. and its consolidated subsidiaries, unless otherwise specified.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of our public filings at The NASDAQ Stock Market, you should call 1-212-401-8700.

INCORPORATION BY REFERENCE

We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our definitive proxy statement for our annual meeting of stockholders held May 21, 2014, filed on April 4, 2014, as supplemented by the supplement to definitive proxy statement filed May 8, 2014;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014; and

•	our Current Reports on Form 8-K filed on May 8, 2014, May 23, 2014, December 3, 2014, January 6, 2015 and January 20, 2015.

We are also incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents that are incorporated by reference in this prospectus at no cost by writing or telephoning us at:

Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100

You should rely only on the information contained or incorporated by reference in this prospectus relating to the offered securities. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus (and in documents incorporated by reference into this prospectus) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations. When we use any of the words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “may,” “will,” “would,” “could,” “should” or similar expressions, we are making forward-looking statements. Many events or factors could affect our future financial results and performance and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These risks are described in detail in the Annual Report on Form 10-K incorporated by reference into this prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of assets) and the policies of the Federal Reserve Board.

•	Our ability to compete with other financial institutions in an increasingly competitive financial services industry.

•	Our ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the internet.

•
Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

•	Our ability to develop and maintain secure and reliable electronic delivery systems and to maintain the security of data we store about our customers and their accounts.

•	Our ability to retain key executives and employees and the difficulty that we may experience in replacing in an effective manner key executives and employees.

•	Consumer spending and saving habits that may change in a manner that adversely affects our business.

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Other factors discussed in, or incorporated by reference in, the “Risk Factors” section of this prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to update any statement in light of new information or future events. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the SEC. See “Available Information” on page 3.

SUMMARY
The following information is a summary of the significant terms of the exchange offer and other information contained elsewhere or incorporated by reference in this prospectus. You should carefully read this prospectus to understand fully the terms of the exchange offer, as well as other considerations that are important to you in making a decision about whether to participate in the exchange offer. You should pay special attention to the “Risk Factors” section beginning on page 14 of this prospectus.

HEARTLAND FINANCIAL USA, INC.
We are a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. We have nine banking subsidiaries: Dubuque Bank and Trust Company, located in Dubuque, Iowa; Illinois Bank & Trust, located in Rockford, Illinois; Wisconsin Bank & Trust, located in Madison, Wisconsin; New Mexico Bank & Trust, located in Albuquerque, New Mexico; Rocky Mountain Bank, located in Billings, Montana; Arizona Bank & Trust, located in Phoenix, Arizona; Summit Bank & Trust, located in Broomfield, Colorado; Minnesota Bank & Trust, located in Edina, Minnesota, and Morrill & Janes Bank and Trust Company, located in Merriam, Kansas.

Together, our banking subsidiaries operate a total of 86 banking locations. All nine of our banking subsidiaries are members of the Federal Deposit Insurance Corporation (“FDIC”). We also have ten non-banking subsidiaries, including a consumer finance company with offices in Iowa, Illinois and Wisconsin, a subsidiary involved in property management, and eight special-purpose trust subsidiaries formed for the purpose of offering cumulative capital securities.

Our banking subsidiaries provide full-service retail banking in the communities in which they are located. The principal service of our banking subsidiaries consists of making loans to and accepting deposits from businesses and individuals. These loans are made at the offices of each of our banking subsidiaries. In addition, through our banking subsidiaries, we engage in residential mortgage loan origination and sale in the markets of those subsidiaries and in the non-subsidiary markets of metro San Diego, California; Reno, Nevada; Buffalo, Wyoming; Meridian, Idaho; Minot, North Dakota; Portland, Oregon; Seattle, Washington; and Omaha, Nebraska. Our banking subsidiaries also engage in activities that are closely related to banking, including investment brokerage.

Dubuque Bank and Trust Company, our lead banking subsidiary, was originally incorporated in Iowa in 1935. We were formed to serve as its holding company in 1981, and we reincorporated in Delaware on June 30, 1993. Our principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Our telephone number is (563) 589-2100. Our website address is www.htlf.com. The information on our website is not part of this prospectus.

Recent Events

New President. On December 3, 2014, we announced the appointment of Bruce K. Lee to the new position of President, effective as of January 2, 2015. Mr. Lee, who most recently was Executive Vice President and Chief Credit Officer of Fifth Third Bancorp, brings over thirty years of management experience in the banking industry to our management team.

Acquisition.  On January 16, 2015 we completed the acquisition of Community Banc-Corp of Sheboygan, Inc., parent company of Community Bank & Trust, a state charted bank headquartered in Sheboygan, Wisconsin with assets of approximately $531 million at December 31, 2014. Community Banc-Corp was merged with and into Heartland, with Heartland as the surviving corporation, and the shareholders of Community Banc-Corp received approximately 1,970,900 shares of our common stock. The aggregate purchase price, based upon our market price, was approximately $53 million. Simultaneous with the closing, Community Bank & Trust was merged into our Wisconsin Bank & Trust subsidiary.

Subsidiary Consolidation. On January 23, 2015, we completed the merger of Galena State Bank & Trust Company, our state bank subsidiary located in Galena, Illinois, with and into Illinois Bank & Trust, our state banking subsidiary located in Rockford, Illinois. This merger was to increase the efficiency of our operations by combining our two Illinois banks under a single charter.

Earnings. On January 26, 2015, we issued a press release announcing our earnings for the quarter and year ended December 31, 2014. We reported net income available to common stockholders of $12.1 million or $.64 per diluted common share for the quarter, compared to $7.7 million or $.42 per diluted share during the quarter ended December 31, 2013. Net interest income increased $5.8 million to $52.2 million in the fourth quarter of 2014 from $46.4 million in the fourth quarter of 2013. Noninterest income totaled $21.2 million during the fourth quarter of 2014 compared to $17.6 million in the fourth quarter of 2013, while noninterest expense was flat at $53.9 million during both quarters.

For the year ended December 31, 2014, we reported net income available to common stockholders of $41.1 million or $2.19 per diluted common share, compared to $35.7 million or $2.04 per diluted share in 2013. Net interest income increased $39.2 million during 2014 to $203.1 million from $163.8 million in 2013. Noninterest income decreased $7.4 million to $82.2 million in 2014 from $89.6 million in 2013. Noninterest expense increased $19.2 million to $215.8 million in 2014 from $196.6 million in 2013.

Our assets increased approximately 2% to $6.1 billion at December 31, 2014 from $5.9 billion at December 31, 2013, but our aggregate loans increased 10.9% from $3.5 billion at December 31, 2013 to $3.8 billion at December 31, 2014. The following table provides summary information about our results of operations for the quarters and years ended December 31, 2014 and 2013:

	Quarter Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income (in millions)	$12.3	$7.9	$41.9	$36.9
Net income available to common stockholders (in millions)	12.1	7.7	41.1	35.7
Diluted earnings per common share	0.64	0.42	2.19	2.04
Net interest margin	3.94	3.82	3.96	3.78

The Exchange Offer

The Offering of the Old Notes
We sold the Old Notes on December 17, 2014 to Sandler O’Neill & Partners, L.P., Raymond James & Associates, Inc. and RBC Capital Markets, LLC pursuant to a purchase agreement between us and Sandler O’Neill & Partners, L.P., as representative of the initial purchasers, dated December 12, 2014. We refer to Sandler O’Neill & Partners, L.P., and the other initial purchasers as the initial purchasers. The initial purchasers subsequently offered the Old Notes: (i) to qualified institutional buyers under Rule 144A; and (ii) to institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in reliance upon exemptions from registration under the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” The Old Notes were all initially sold to qualified institutional buyers under Rule 144A.

Registration Rights Agreement
In connection with the issuance of the Old Notes, we entered into a registration rights agreement with the initial purchasers, which obligates us to file a registration statement with the SEC within 90 days after the issue date of the Old Notes, to use our reasonable best efforts to cause the registration statement to become effective within 120 days after the issue date of the Old Notes, and to use our reasonable best efforts to consummate the exchange offer within 45 days after the effective date of our registration statement. The exchange offer is intended to satisfy our obligations under the registration rights agreement. After the exchange offer is completed, you will not be entitled to any exchange or registration rights with respect to your Old Notes, except under limited circumstances described in the registration rights agreement.

The Exchange Offer
We are offering to exchange the New Notes, which have been registered under the Securities Act, for your Old Notes, which were issued on December 17, 2014 in the initial offering. In order to be exchanged, an Old Note must be validly tendered and accepted. All Old Notes that are validly tendered and not validly withdrawn by the expiration date of the exchange offer will be exchanged. We will issue New Notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 30, 2015, unless we decide to extend the expiration date.

Exchange Agent	U.S. Bank National Association will serve as our exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent under "The Exchange Offer-Exchange Agent."

Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may, but are not required to, waive. Please see "The Exchange Offer-Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer. We reserve the right, in our reasonable judgment, to waive any and all conditions to the exchange offer on or prior to the expiration date of the exchange offer.

Procedures for Tendering Old Notes
Unless you comply with the procedures described below under "The Exchange Offer-Procedures for Tendering Old Notes-Guaranteed Delivery," you must do one of the following on or prior to the expiration date of the exchange offer to participate in the exchange offer:

• tender your Old Notes by sending the certificates for your Old Notes, in proper form for transfer, a properly completed and duly executed letter of transmittal with the required signature guarantee and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth in this prospectus, and such Old Notes must be received by the exchange agent prior to the expiration of the exchange offer; or

• tender your Old Notes by using the book-entry transfer procedures described in "The Exchange Offer-Procedures for Tendering Old Notes-Book-Entry Delivery Procedures" and transmitting a properly completed and duly executed letter of transmittal with the required signature guarantee, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your Old Notes in the exchange offer, U.S. Bank National Association, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your Old Notes into the exchange agent's account at The Depository Trust Company prior to the expiration of the exchange offer.

Guaranteed Delivery Procedures
If you are a registered holder of Old Notes and wish to tender your Old Notes in the exchange offer, but your Old Notes are not immediately available, time will not permit your Old Notes or other required documents to be received by the exchange agent before the expiration of the exchange offer or the procedures for book-entry transfer cannot be completed prior to the expiration of the exchange offer, then you may tender your Old Notes by following the procedures described below under "The Exchange Offer-Procedures for Tendering Old Notes-Guaranteed Delivery."

Special Procedures for Beneficial Owners
If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should promptly contact the person in whose name your Old Notes are registered and instruct that person to tender the Old Notes on your behalf prior to the expiration of the exchange offer.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your Old Notes, you must either make appropriate arrangements to register ownership of your Old Notes in your name or obtain a properly completed bond power from the person in whose name your Old Notes are registered.

Withdrawal; Non-Acceptance
You may withdraw any Old Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on March 30, 2015 by sending the exchange agent written notice of withdrawal. Any Old Notes tendered on or prior to the expiration date of the exchange offer that are not validly withdrawn on or prior to the expiration date of the exchange offer may not be withdrawn. If we decide for any reason not to accept any Old Notes tendered for exchange or to withdraw the exchange offer, the Old Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of Old Notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, any withdrawn or unaccepted Old Notes will be credited to the tendering holder's account at The Depository Trust Company. For further information regarding the withdrawal of tendered Old Notes, see "The Exchange Offer-Withdrawal of Tenders."

Resales of New Notes
Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the New Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as certain conditions are met. See "The Exchange Offer-Purpose and Effects of the Exchange Offer" for more information regarding resales.

Restrictions on Resale by Broker-Dealers
Each broker-dealer that has received New Notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. A broker-dealer may use this prospectus in connection with any resale for a period of 180 days after the end of the exchange offer.

Consequences of Not Exchanging Your Old Notes
If you do not exchange your Old Notes in the exchange offer, you will no longer be able to require us to register your Old Notes under the Securities Act pursuant to the registration rights agreement except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your Old Notes unless we have registered the Old Notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreement, we do not currently anticipate that we will register the Old Notes under the Securities Act.

For more information regarding the consequences of not tendering your Old Notes, see "The Exchange Offer-Consequences of Failure to Exchange."

Material U.S. Federal Income Tax Consequences
The exchange of Old Notes for New Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Consequences" for more information.

Use of Proceeds
The exchange offer is being made solely to satisfy our obligations under the registration rights agreement, and we will not receive any cash proceeds from the issuance of the New Notes. See "Use of Proceeds."

Fees and Expenses	We will pay all of our expenses incident to the exchange offer.

Additional Documentation; Further Information; Assistance
Any questions or requests for assistance or additional documentation regarding the exchange offer may be directed to the exchange agent. Beneficial owners may also contact their custodian for assistance concerning the exchange offer.

The New Notes

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes. The New Notes represent the same debt as the Old Notes for which they are being exchanged. Both the Old Notes and the New Notes are governed by the same indenture. References to the notes in this prospectus include both the Old Notes and the New Notes, unless otherwise specified or the context otherwise requires.

Issuer	Heartland Financial USA, Inc.

Securities Offered	5.75% Subordinated Notes due 2024.

Aggregate Principal Amount	$75,000,000

Maturity Date	December 30, 2024.

Offering Price	100% of principal, plus accrued interest, if any, from December 17, 2014.

Interest Rate	5.75% per annum, computed on the basis of a 360-day year comprised of twelve, 30-day months.

Interest Payment Dates	Interest on the New Notes will be payable semiannually in arrears on June 30 and December 30 of each year, commencing June 30, 2015.

Record Dates	Interest on each New Note will be payable to the person in whose name the New Notes are registered on the December 15 or June 15 immediately preceding the applicable interest payment date.

Subordination; Ranking	The New Notes will be unsecured and;

• subordinated in right of payment to the payment of any of our existing and future Senior Indebtedness (as defined in the Indenture and described below under“Description of the Notes” in this prospectus);

• equal in right of payment with any of our existing and future unsecured subordinated indebtedness;

• rank senior to our obligations relating to the junior subordinated debt securities issued to our capital trust subsidiaries; and

• effectively subordinated to any existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks.

As of September 30, 2014, Heartland, excluding its subsidiaries, had approximately $48.2 million of Senior Indebtedness outstanding. As of September 30, 2014, Heartland, excluding its subsidiaries, had no subordinated indebtedness that will rank equally with the New Notes, and had approximately $125.0 million of indebtedness consisting of junior subordinated debentures that will rank junior to the New Notes.

Because we are a holding company, our cash flows and, consequently, our ability to pay and discharge our obligations, including the principal of, and premium, if any, and interest on, our debt securities depends on the dividends paid and distributions and other payments made to us by our subsidiaries, and funds we obtain from our corporate borrowings or by selling our securities. Accordingly, our right to receive any payments from, or assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the New Notes to participate in the proceeds of those payments or assets, will be effectively subordinated to the claims of our subsidiaries’ respective creditors and preferred equity holders. As of September 30, 2014, our subsidiaries had outstanding indebtedness, total deposits and other liabilities of approximately $5.3 billion, excluding intercompany liabilities.

Optional Redemption	We may redeem the New Notes, in whole or in part, on or after September 30, 2024 (three months prior to maturity) at our election.

Redemption Upon Special Events
We may redeem the New Notes, at our option, in whole if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the New Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the New Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the New Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes - Redemption Upon Special Events” in this prospectus.

Events of Default; Remedies
The New Notes will contain customary payment, covenant and insolvency events of default. The trustee and the holders of the New Notes may not accelerate the maturity of the New Notes upon the occurrence of any payment or covenant event of default. However, if an insolvency-related event of default occurs, the principal of, and accrued and unpaid interest on, the New Notes will become immediately due and payable without any action of the trustee or the holders of the New Notes. In the event of such an acceleration of the maturity of the New Notes, all of our obligations to holders of our Senior Indebtedness will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal of, or interest on, the New Notes. See “Description of the Notes - Subordination and Events of Default” in this prospectus.

Denomination; Form
The New Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. Unless otherwise required for institutional accredited investors, the New Notes will be evidenced by a global note deposited with the trustee for the New Notes, as custodian for The Depository Trust Company, or DTC and transfers of beneficial interests will be facilitated only through records maintained by DTC and its participants. See “Description of the Notes - Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Further Issuances
The New Notes will be initially issued in an aggregate principal amount of $75,000,000. We may, however, issue an unlimited principal amount of additional New Notes in the future without the consent of the holders of the New Notes.

Risk Factors
Investing in the New Notes involves certain risks. See “Risk Factors” beginning on page 14 of this prospectus for information regarding risk factors you should consider before investing in the New Notes.

Trustee	U.S. Bank National Association is the trustee under the Indenture pursuant to which the New Notes will be issued.

Listing
The New Notes will not be listed on any national securities exchange or included in any automated dealer quotation system. Currently, there is no market for the New Notes, and there can be no assurances that any public market for the New Notes will develop.

Governing Law	The New Notes and the Indenture will be governed by New York law.

Summary Financial Data

The following table sets forth our summary financial data for the periods or as of the dates presented. We derived the summary statement of income data for each of the years in the five-year period ended December 31, 2013, and the summary balance sheet data as of and for each of the years in the five-year period ended December 31, 2013, from our audited consolidated financial statements incorporated by reference herein. We derived the summary statement of income data for each of the nine months ended September 30, 2014 and 2013, and the summary balance sheet data as of September 30, 2014 and 2013, from our unaudited consolidated financial statements incorporated by reference herein. The unaudited consolidated financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements in accordance with accounting principles generally accepted in the United States of America. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of results to be expected for the full year 2014 or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, incorporated by reference herein.

(Dollars in thousands, except per share data)	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
STATEMENT OF INCOME DATA
Interest income	$176,651	$143,891	$199,511	$189,338	$191,737	$198,932	$203,293
Interest expense	25,749	26,420	35,683	39,182	46,343	55,880	70,530
Net interest income	150,902	117,471	163,828	150,156	145,394	143,052	132,763
Provision for loan and lease losses	11,635	7,648	9,697	8,202	29,365	32,508	39,377
Net interest income after provision for loan and lease losses	139,267	109,823	154,131	141,954	116,029	110,544	93,386
Noninterest income	59,626	69,604	89,618	108,662	59,577	52,329	52,704
Noninterest expenses	160,487	140,220	196,561	183,381	137,296	129,239	132,520
Income taxes	8,769	10,289	10,335	17,384	10,302	9,846	7,196
Net income	29,637	28,918	36,853	49,851	28,008	23,788	6,374
Net (income) loss available to noncontrolling interest, net of tax	—	(64)	(64)	(59)	36	115	188
Net income attributable to Heartland	29,637	28,918	36,789	49,792	28,044	23,903	6,562
Preferred dividends and discount	(613)	(889)	(1,093)	(3,400)	(7,640)	(5,344)	(5,344)
Net income available to common stockholders	$29,024	$27,965	$35,696	$46,392	$20,404	$18,559	$1,218

PER COMMON SHARE DATA
Net income - diluted	$1.55	$1.63	$2.04	$2.77	$1.23	$1.13	$0.07
Cash dividends	0.30	0.30	0.40	0.50	0.40	0.40	0.40
Dividend payout ratio(1)	19.35%	18.40%	19.61%	18.05%	32.52%	35.40%	571.40%	(3)
Book value	$21.74	$18.58	$19.44	$19.02	$16.29	$15.26	$14.38
Tangible book value per share(2)	19.30	16.64	16.90	17.03	14.62	13.54	12.52

(1) Dividends paid divided by net income.
(2) Tangible book value is common equity excluding goodwill and other intangible assets.
(3) We recorded a $12.7 million goodwill impairment charge in 2009. Net income per share-diluted, exclusive of such goodwill impairment charge, would have been $0.85. The dividend payout ratio for 2009 exclusive of this charge would have been 46.72%.

(continued on following page)

	At and For the Nine Months Ended September 30,		As of and For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
BALANCE SHEET DATA
Investments	$1,645,529	$1,446,670	$1,895,044	$1,561,957	$1,326,794	$1,264,564	$1,175,217
Loans held for sale	93,054	61,326	46,665	96,165	53,528	23,904	17,310
Total loans and leases receivable(1)	3,802,155	2,907,582	3,502,701	2,828,802	2,494,631	2,364,787	2,363,002
Allowance for loan and lease losses	41,698	41,311	41,685	38,715	36,808	42,693	41,848
Total assets	5,934,809	4,912,730	5,923,716	4,990,553	4,305,058	3,999,455	4,012,991
Total deposits	4,726,719	3,924,998	4,666,499	3,845,660	3,210,113	3,034,048	3,050,389
Long-term obligations	334,513	322,538	350,109	389,025	372,820	362,527	451,429
Preferred equity	81,698	81,698	81,698	81,698	81,698	78,483	77,224
Common stockholders' equity	401,701	314,905	357,762	320,107	268,520	250,608	235,057

EARNINGS PERFORMANCE DATA
Annualized return on average total assets	0.67%	0.76%	0.70%	1.04%	0.50%	0.46%	0.03%
Annualized return on average common equity	10.21	11.63	10.87	15.78	7.77	7.51	0.51
Annualized net interest margin ratio(2)	3.97	3.77	3.78	3.98	4.16	4.12	3.99

ASSET QUALITY RATIOS
Nonperforming assets to total assets	0.85%	1.63%	1.23%	1.59%	2.39%	3.07%	2.71%
Nonperforming loans and leases to total loans and leases	0.79	1.62	1.21	1.53	2.31	3.87	3.35
Net loan and lease charge-offs to average loans and leases (annualized)	0.42	0.23	0.22	0.23	1.46	1.31	1.38
Allowance for loan and lease losses to total loans and leases	1.10	1.42	1.19	1.37	1.48	1.82	1.80
Allowance for loan and lease losses to nonperforming loans and leases	138.40	87.73	98.27	89.71	64.09	47.12	53.56

CONSOLIDATED CAPITAL RATIOS
Average equity to average assets	7.94%	8.24%	8.09%	8.47%	8.47%	8.13%	8.4%
Average common equity to average assets	6.53	6.55	6.46	6.58	6.45	6.13	6.32
Total capital to risk-adjusted assets	14.39	15.88	14.69	15.35	15.87	16.23	15.20
Tier 1 capital to risk adjusted assets	13.07	14.04	13.19	13.36	14.08	14.06	13.53
Leverage ratio	9.70	10.02	9.67	9.84	10.24	9.92	9.64

(1) Excludes loans held for sale.
(2) The tax equivalent adjustment to net interest income adjusts the yield for assets earning tax-exempt income to a comparable yield on a taxable basis, assuming a tax rate of 35%.

RISK FACTORS

You should carefully consider the risk factors and other information included or incorporated by reference in this prospectus in connection with the exchange offer. In particular, you should carefully consider, among other things, the matters discussed below and under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference herein.

Risks Related to the Exchange Offer

If you do not properly tender your Old Notes, you will continue to hold unregistered Old Notes and your ability to transfer Old Notes will be adversely affected.

We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Old Notes. Please read in "The Exchange Offer-Procedures for Tendering Old Notes" and "Description of the Notes."

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on the certificates for your Old Notes. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offer and sell under an exemption from these requirements. We do not plan to register any sale of the Old Notes under the Securities Act. For further information regarding the consequences of failing to exchange your Old Notes in the exchange offer, please read see "The Exchange Offer-Consequences of Failure to Exchange."

Some holders who exchange their Old Notes may be deemed to be underwriters.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to the Notes

We cannot make payments under the notes if we default on our obligations that are more senior.

Our obligations under the notes are unsecured and rank junior to:

•
the principal of (and premium, if any) and interest in respect of our indebtedness for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	our capital lease obligations;

•
our obligations issued or assumed as the deferred purchase price of property, our conditional sale obligations and our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

•
our obligations arising from off-balance sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers’ acceptance, security purchase facilities and similar credit transactions;

•
our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	any of the above listed obligations of other persons the payment of which we are responsible or liable for, either directly or indirectly, as obligor, guarantor or otherwise;

•	any of the above listed obligations of other persons secured by any lien on any of our property or assets whether or not we assume that obligation; and

•	any deferrals, renewals or extensions of any of the above listed obligations.

This means that we cannot pay under the notes if we default on payments under any of these senior obligations, or if any of these senior obligations or accelerates or any judicial proceeding with respect to a default is pending. If we liquidate, go bankrupt or dissolve, we would be able to pay under the notes only after we have paid all of our liabilities that are senior to the notes. At September 30, 2014, we had outstanding approximately $48.2 million in debts and other obligations that ranked senior to the notes, excluding obligations of our subsidiaries. The Indenture does not limit the amount indebtedness senior to the notes that we may incur. For more information on the subordination of payments under the notes, see “Description of the Notes-Subordination.”

The notes will be structurally subordinated to all indebtedness of our subsidiaries.

The notes are not obligations of, or guaranteed by, any of our subsidiaries. As a result, our right and the rights of our creditors, including holders of the notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary. In the event of any such distribution of assets of our bank subsidiaries, the claims of depositors and other general or subordinated creditors would be entitled to priority over the claims of holders of the notes. As of September 30, 2014, our subsidiaries had outstanding $5.3 billion in financial obligations that would effectively rank senior to the notes in case of liquidation or reorganization, such as deposit liabilities. The subsidiaries of Community Banc-Corp had an additional $470 million in such financial obligations outstanding as of the same date that will rank senior to the notes upon consummation of the merger.

We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the notes.

As a holding company, our principal source of funds to service our debt, including the notes, is dividends from our subsidiaries. For the nine months ended September 30, 2014, our interest expense on our debt obligations was $1.8 million (holding company only), and total operating expenses were $44.1 million (holding company only).

Federal and state banking regulations limit dividends from our bank subsidiaries to us. Dividend limitations vary, depending on the jurisdiction of formation of the subsidiary and state law. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. The total amount available for payment of dividends by our subsidiary banks was approximately $137.0 million at December 31, 2013, based on our subsidiary banks maintaining enough capital to be considered “well capitalized” under regulatory guidelines. During the nine months ended September 30, 2014, our bank subsidiaries paid dividends of $23.6 million to us. In addition, federal bank regulatory agencies have the authority to prohibit our subsidiary banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the bank, could be deemed an unsafe or unsound practice.

Dividend payments from our subsidiary banks would also be prohibited under the “prompt corrective action” regulations of the federal bank regulators if any subsidiary bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, our subsidiary banks are subject to restrictions under federal law that limit their ability to transfer funds or other items of value to us and our nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by each subsidiary bank with us are limited to 10% of such subsidiary bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of such subsidiary bank’s capital and surplus. As of December 31, 2013, a maximum of approximately $110.8 million was available to us from our subsidiary banks according to this limitation. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from subsidiary banks and our other subsidiaries in an amount sufficient to pay interest on or principal of the notes.

The notes are subject to limited rights of acceleration.

Payment of principal of the notes may be accelerated only in the case of an Event of Default (as defined herein), which is limited to certain liquidation, insolvency or receivership events with respect to us. Thus, you have no right to accelerate the payment of principal of the notes if we fail to pay principal of or interest on the notes or if we fail in the performance of any of our other obligations under the notes.

The limited covenants relating to the notes do not protect you.

The covenants in the Indenture are limited. In addition, the notes and the Indenture do not limit our or our subsidiaries’ ability to issue additional subordinated notes or to incur additional debt, including senior indebtedness. As a result, the Indenture does not protect you in the event of an adverse change in our financial condition or results of operations.

There may be no active market for the notes.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. The initial purchasers have advised us that they presently intend to make a market in the notes after completion of this offering. However, no initial purchaser is under any obligation to do so and any of the initial purchasers may discontinue any market-making activities at any time without any notice. A liquid or active trading market for the notes may not develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

Our indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the subordinated notes.

In addition to our currently outstanding indebtedness and any additional indebtedness we may incur pursuant to this offering, we may be able to borrow substantial additional unsecured indebtedness in the future. If new indebtedness is incurred in addition to our current debt levels, the related risks that we now face could increase.

Our indebtedness, including the indebtedness we may incur in the future, could have important consequences for the holders of the notes, including:

•	limiting our ability to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•
requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	putting us at a disadvantage compared to competitors with less indebtedness.

Our business operations may not generate the cash needed to service our indebtedness.

Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay interest on and principal of our indebtedness, including the notes, or to fund our other liquidity needs.

A downgrade in our credit ratings or the ratings of our bank subsidiaries could have a material adverse impact on us.

Rating agencies continuously evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term and short-term debt are based on a number of factors, including financial strength, as well as factors not entirely within our and our subsidiaries’ control, such as conditions affecting the financial services industry generally. In addition, ratings agencies have themselves been subject to scrutiny arising from the financial crisis and there is no assurance that rating agencies will not make or be required to make substantial changes to their ratings policies and practices or that such changes would not affect ratings of our securities or of securities in which we have an economic interest. In light of this, there can be no assurance that we or our subsidiaries will maintain current credit ratings.

Ratings downgrades by a rating agency could have a significant and immediate impact on our funding and liquidity through cash obligations, reduced funding capacity and collateral triggers. A reduction in our or our subsidiaries’ credit ratings could also increase our borrowing costs and limit our access to the capital markets. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact, could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, we could be adversely affected by a general, negative perception of financial institutions caused by the downgrade of other financial institutions. Accordingly, ratings downgrades for other financial institutions could affect the market price of our stock and could limit access to or increase our cost of capital.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the New Notes and have agreed to pay the expenses of the exchange offer, other than taxes. In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange Old Notes in a like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described herein under "The Exchange Offer-Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the New Notes will not result in any change in our outstanding indebtedness.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges and preferred stock dividends for the periods shown.

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Including interest on deposits	2.38	1.96	2.15	1.7	1.55	1.18
Excluding interest on deposits	3.79	3.02	3.34	2.51	2.43	1.58

For purposes of computing the ratios, earnings represent income before income taxes plus fixed charges. Fixed charges include all interest expense and the proportion deemed representative of the interest factor of rent expense. Preferred stock dividends include dividends paid in 2014, 2013, 2012 and part of 2011 on our Series C Fixed Rate Non-Cumulative Perpetual preferred stock, which was issued under the U.S. Department of Treasury Small Business Lending Fund program and dividends paid in part of 2011, 2010 and 2007 on our Series B Fixed Rate Cumulative Perpetual preferred stock, which was issued under the U.S. Department of Treasury under the Troubled Asset Relief Program. These ratios are presented both including and excluding interest on deposits, but do not reflect fixed charges, or earnings, that would result from the acquisition of Community Banc-Corp.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data for the periods or as of the dates presented. We derived the selected statement of income data for each of the years in the five-year period ended December 31, 2013, and the selected balance sheet data as of and for each of the years in the five-year period ended December 31, 2013, from our audited consolidated financial statements incorporated by reference herein. We derived the selected statement of income data for each of the nine months ended September 30, 2014 and 2013, and the selected balance sheet data as of September 30, 2014 and 2013, from our unaudited consolidated financial statements incorporated by reference herein. The unaudited consolidated financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements in accordance with accounting principles generally accepted in the United States of America. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of results to be expected for the full year 2014 or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, incorporated by reference herein.

(Dollars in thousands, except per share data)	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
STATEMENT OF INCOME DATA
Interest income	$176,651	$143,891	$199,511	$189,338	$191,737	$198,932	$203,293
Interest expense	25,749	26,420	35,683	39,182	46,343	55,880	70,530
Net interest income	150,902	117,471	163,828	150,156	145,394	143,052	132,763
Provision for loan and lease losses	11,635	7,648	9,697	8,202	29,365	32,508	39,377
Net interest income after provision for loan and lease losses	139,267	109,823	154,131	141,954	116,029	110,544	93,386
Noninterest income	59,626	69,604	89,618	108,662	59,577	52,329	52,704
Noninterest expenses	160,487	140,220	196,561	183,381	137,296	129,239	132,520
Income taxes	8,769	10,289	10,335	17,384	10,302	9,846	7,196
Net income	29,637	28,918	36,853	49,851	28,008	23,788	6,374
Net (income) loss available to noncontrolling interest, net of tax	—	(64)	(64)	(59)	36	115	188
Net income attributable to Heartland	29,637	28,918	36,789	49,792	28,044	23,903	6,562
Preferred dividends and discount	(613)	(889)	(1,093)	(3,400)	(7,640)	(5,344)	(5,344)
Net income available to common stockholders	$29,024	$27,965	$35,696	$46,392	$20,404	$18,559	$1,218

PER COMMON SHARE DATA
Net income - diluted	$1.55	$1.63	$2.04	$2.77	$1.23	$1.13	$0.07
Cash dividends	0.30	0.30	0.40	0.50	0.40	0.40	0.40
Dividend payout ratio(1)	19.35%	18.40%	19.61%	18.05%	32.52%	35.40%	571.40%	(3)
Book value	$21.74	$18.58	$19.44	$19.02	$16.29	$15.26	$14.38
Tangible book value per share(2)	19.30	16.64	16.90	17.03	14.62	13.54	12.52

(1) Dividends paid divided by net income.
(2) Tangible book value is common equity excluding goodwill and other intangible assets.
(3) We recorded a $12.7 million goodwill impairment charge in 2009. Net income per share-diluted, exclusive of such goodwill impairment charge, would have been $0.85. The dividend payout ratio for 2009 exclusive of this charge would have been 46.72%.

	At and For the Nine Months Ended September 30,		As of and For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
BALANCE SHEET DATA
Investments	$1,645,529	$1,446,670	$1,895,044	$1,561,957	$1,326,794	$1,264,564	$1,175,217
Loans held for sale	93,054	61,326	46,665	96,165	53,528	23,904	17,310
Total loans and leases receivable(1)	3,802,155	2,907,582	3,502,701	2,828,802	2,494,631	2,364,787	2,363,002
Allowance for loan and lease losses	41,698	41,311	41,685	38,715	36,808	42,693	41,848
Total assets	5,934,809	4,912,730	5,923,716	4,990,553	4,305,058	3,999,455	4,012,991
Total deposits	4,726,719	3,924,998	4,666,499	3,845,660	3,210,113	3,034,048	3,050,389
Long-term obligations	334,513	322,538	350,109	389,025	372,820	362,527	451,429
Preferred equity	81,698	81,698	81,698	81,698	81,698	78,483	77,224
Common stockholders' equity	401,701	314,905	357,762	320,107	268,520	250,608	235,057

EARNINGS PERFORMANCE DATA
Annualized return on average total assets	0.67%	0.76%	0.70%	1.04%	0.50%	0.46%	0.03%
Annualized return on average common equity	10.21	11.63	10.87	15.78	7.77	7.51	0.51
Annualized net interest margin ratio(2)	3.97	3.77	3.78	3.98	4.16	4.12	3.99

ASSET QUALITY RATIOS
Nonperforming assets to total assets	0.85%	1.63%	1.23%	1.59%	2.39%	3.07%	2.71%
Nonperforming loans and leases to total loans and leases	0.79	1.62	1.21	1.53	2.31	3.87	3.35
Net loan and lease charge-offs to average loans and leases (annualized)	0.42	0.23	0.22	0.23	1.46	1.31	1.38
Allowance for loan and lease losses to total loans and leases	1.10	1.42	1.19	1.37	1.48	1.82	1.80
Allowance for loan and lease losses to nonperforming loans and leases	138.40	87.73	98.27	89.71	64.09	47.12	53.56

CONSOLIDATED CAPITAL RATIOS
Average equity to average assets	7.94%	8.24%	8.09%	8.47%	8.47%	8.13%	8.4%
Average common equity to average assets	6.53	6.55	6.46	6.58	6.45	6.13	6.32
Total capital to risk-adjusted assets	14.39	15.88	14.69	15.35	15.87	16.23	15.20
Tier 1 capital to risk adjusted assets	13.07	14.04	13.19	13.36	14.08	14.06	13.53
Leverage ratio	9.70	10.02	9.67	9.84	10.24	9.92	9.64

(1) Excludes loans held for sale.
(2) The tax equivalent adjustment to net interest income adjusts the yield for assets earning tax-exempt income to a comparable yield on a taxable basis, assuming a tax rate of 35%.

THE EXCHANGE OFFER

This section of the prospectus describes the exchange offer. Although we believe that the description describes the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the information incorporated by reference herein, for a complete understanding of the exchange offer.

Purpose and Effects of the Exchange Offer

On December 17, 2014, which we describe as the “issue date,” we sold $75 million aggregate principal amount of our 5.75% Subordinated Notes due 2021 (the "Old Notes") in a private placement. On or after the issue date, the Old Notes were offered to "qualified institutional buyers" as defined in and in compliance with Rule 144A under the Securities Act and to institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in reliance upon exemptions from registration under the Securities Act, and were initially resold to "qualified institutional buyers" under Rule 144A.

Also on December 17, 2014, we and the initial purchasers entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which we agreed that we would file a registration statement with the SEC relating to an offer to exchange the Old Notes for a new issue of notes ("New Notes") that are identical in all material respects to the Old Notes (except that the New Notes will not be subject to restrictions on transfer or to any increase in annual interest rate applicable to the Old Notes).

The exchange offer will remain open for at least 20 business days after the date we mail notice of the exchange offer to noteholders. We will use our reasonable best efforts to complete the exchange offer no later than 45 days after the effective date of the exchange offer registration statement. If the exchange offer is not completed on or prior to the date that is 45 days after the effective date of the exchange offer registration statement, the annual interest rate borne by the Old Notes may be increased.

The term "holder" with respect to the exchange offer means any person in whose name Old Notes are registered on our books or the books of The Depository Trust Company ("DTC"), or any other person who has obtained a properly completed certificate of transfer from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

We have not requested, and do not intend to request, an interpretation by the staff of the SEC with respect to whether the New Notes issued in the exchange offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the New Notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of notes, as set forth below). However, any purchaser of notes who is one of our "affiliates," who intends to participate in the exchange offer for the purpose of distributing the New Notes or who is a broker-dealer who purchased notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

•	will not be able to rely on the interpretation of the staff of the SEC;

•	will not be able to tender its notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Any holder that tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes or that is our affiliate may not rely upon such interpretations by the staff of the SEC and, in the absence of an exemption, must comply with the registration and prospectus delivery provisions of the Securities Act in connection with any secondary resale transaction. Any holder that fails to comply with such requirements may incur liabilities under the Securities Act for which the holder will not be indemnified by us. Each broker-dealer (other than an affiliate of ours) that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed to make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

If you wish to exchange the Old Notes for New Notes in the exchange offer, you will be required to make certain representations. These representations include the following:

•	that any New Notes received in the exchange offer are being acquired in the ordinary course of business of the person receiving the New Notes;

•
that neither you nor any other person receiving your New Notes has any arrangement or understanding with any person to participate in the distribution of the New Notes within the meaning of the Securities Act;

•
that neither you nor any other person receiving your New Notes is our "affiliate" within the meaning of Rule 405 under the Securities Act, or if you or such person is an "affiliate," you or such person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	that you are not engaged in, and do not intend to engage in, a distribution of the New Notes;

•
if you are a broker-dealer, that you will receive New Notes in exchange for Old Notes that were acquired for your own account as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes;

•	that if you are a broker-dealer, you did not purchase the Old Notes to be exchanged for New Notes from us; and

•	that you are not acting on behalf of any person who could not truthfully and completely make these representations.

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or its acceptance would not comply with applicable securities or blue sky laws.

Following the completion of the exchange offer, the holders of notes will not have any further registration rights (except in the limited circumstances provided under the Registration Rights Agreement), and the Old Notes will continue to be subject to certain restrictions on transfer. See "-Consequences of Failure to Exchange." Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on whether to participate in the exchange offer.

Consequences of Failure to Exchange

The Old Notes that are not exchanged for New Notes in the exchange offer will remain restricted securities within the meaning of Rule 144(a)(3) of the Securities Act and subject to restrictions on transfer. Accordingly, such Old Notes may not be offered, sold, pledged or otherwise transferred except:

(1) to us or any of our subsidiaries, upon redemption thereof or otherwise;

(2) so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of another qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A under the Securities Act;

(3) in an offshore transaction in accordance with Regulation S under the Securities Act;

(4) to an institutional "accredited investor" (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that is not a qualified institutional buyer and that is purchasing Old Notes for its own account or for the account of another institutional accredited investor,

(5) in reliance on another exemption from the registration requirements of the Securities Act; or

(6) pursuant to an effective registration statement under the Securities Act.

In all of the situations discussed above, the resale must be in accordance with the Securities Act and any other applicable securities laws. In the case of (3), (4) and (5) above, we or the trustee under the indenture that governs the Old Notes may require the delivery of an opinion of counsel, a certification or other information satisfactory to us or such trustee.

To the extent Old Notes are tendered and accepted in the exchange offer, the principal amount of outstanding Old Notes will decrease. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Old Notes validly tendered and not validly withdrawn on or prior to the expiration date of the exchange offer. We will issue New Notes in exchange for the same principal amount of Old Notes accepted in the exchange offer. The New Notes will accrue interest on the same terms as the Old Notes. Holders of the Old Notes accepted for exchange will not receive accrued interest at the time of exchange, but instead all accrued interest on the Old Notes will become obligations under the New Notes. Holders may tender some or all of their Old Notes pursuant to the exchange offer, but Old Notes may be tendered only in principal amounts equal to $1,000 and integral multiples of $1,000 in excess of $1,000.

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act, and except that holders of the New Notes will not be entitled to the rights of holders of Old Notes under the Registration Rights Agreement.

The New Notes will evidence the same debt as the Old Notes that they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs all of the notes, including the payment of principal and interest.

We are sending this prospectus and the letter of transmittal to all registered holders of Old Notes. Only a registered holder of Old Notes or such holder's legal representative or attorney-in-fact as reflected on the records of the trustee under the indenture may participate in the exchange offer. There will be no fixed record date for determining the holders of Old Notes entitled to participate in the exchange offer.

Holders of the Old Notes do not have any appraisal or dissenter's rights in connection with the exchange offer under the General Corporation Law of the State of Delaware or the indenture that governs the notes. We intend to conduct the exchange offer in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC's rules and regulations thereunder.

We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of the Old Notes for the purposes of receiving the New Notes. The New Notes delivered in the exchange offer will be issued promptly following the expiration of the exchange offer.

If any tendered Old Notes are not accepted for exchange because of an invalid tender, our withdrawal of the exchange offer, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date of the exchange offer or our withdrawal of the exchange offer, as applicable. Any acceptance, waiver of default or rejection of a tender of notes shall be at our sole discretion and shall be conclusive, final and binding.

Holders that tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than certain taxes, in connection with the exchange offer. See "-Fees and Expenses."

Expiration Date; Extensions; Amendments

The term expiration date with respect to the exchange offer means 5:00 p.m., New York City time, on March 30, 2015. We reserve the right, in our sole discretion, to extend the exchange offer; to terminate the exchange offer if any of the conditions set forth below under "-Conditions to the Exchange Offer" have not been satisfied; or to amend the terms of the exchange offer in any manner.

If we extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We will also make a public announcement to an appropriate news agency of any such extension, termination or amendment as promptly as practicable and will disclose the approximate number of securities tendered through the date of the announcement. If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a prospectus supplement that will be distributed to the registered holders of the Old Notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

Procedures for Tendering Old Notes

Tenders of Old Notes. The tender by a holder of Old Notes pursuant to any of the procedures set forth below will constitute the tendering holder's acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their Old Notes. The procedures by which Old Notes may be tendered by beneficial owners that are not holders will depend upon the manner in which the Old Notes are held.

DTC has authorized DTC participants that are beneficial owners of Old Notes through DTC to tender their Old Notes as if they were holders. To effect a tender, DTC participants should either (1) complete and sign the letter of transmittal or a facsimile thereof, have the signature thereon guaranteed if required by Instruction 2 of the letter of transmittal and deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below under "-Book-Entry Delivery Procedures" or (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program, or ATOP, for which the exchange offer will be eligible, and follow the procedures for book-entry transfer set forth below under "-Book-Entry Delivery Procedures."

Tender of Old Notes Held in Physical Form. To tender Old Notes held in physical form in the exchange offer:

•
the exchange agent must receive, at the address set forth in this prospectus, a properly completed letter of transmittal applicable to such Old Notes (or a facsimile thereof) duly executed by the tendering holder and any other documents the letter of transmittal requires, and tendered Old Notes must be received by the exchange agent at such address (or delivery effected through the deposit of Old Notes into the exchange agent's account with DTC and making book-entry delivery as set forth below) on or prior to the expiration date of the exchange offer; or

•	the tendering holder must comply with the guaranteed delivery procedures set forth below on or prior to the expiration date of the exchange offer.

Letters of transmittal and Old Notes should be sent only to the exchange agent and should not be sent to us.

Tender of Old Notes Held through a Custodian. To tender Old Notes that a custodian bank, depository, broker, trust company or other nominee holds of record, the beneficial owner thereof must instruct such holder to tender the Old Notes on the beneficial owner's behalf. A letter of instructions from the record owner to the beneficial owner may be included in the materials provided along with this prospectus, which the beneficial owner may use to instruct the registered holder of such beneficial owner's Old Notes to effect the tender.

Tender of Old Notes Held through DTC. To tender Old Notes that are held through DTC, DTC participants on or prior to the expiration date of the exchange offer should either:

•
properly complete and duly execute the letter of transmittal (or a facsimile thereof) and any other documents required by the letter of transmittal, and deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below; or

•
transmit their acceptance through ATOP, for which the exchange offer will be eligible, and DTC will then edit and verify the acceptance and send an Agent's Message to the exchange agent for its acceptance.

The term Agent's Message means a message transmitted by DTC to, and received by, the exchange agent, and forming a part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from a participant in DTC tendering the Old Notes and that such participant has received the letter of transmittal, agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant.

Tendered Old Notes held through DTC must be delivered to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Old Notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent's Message transmitted through ATOP, is at the election and risk of the person tendering Old Notes and delivering letters of transmittal. If you use ATOP to tender, you must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on or prior to the expiration date of the exchange offer. Except as otherwise provided in the letter of transmittal, tender and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent on or prior to such date.

Except as provided below, unless the Old Notes being tendered are deposited with the exchange agent on or prior to the expiration date of the exchange offer (accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted Agent's Message), we may, at our option, reject such tender. Exchange of New Notes for Old Notes will be made only against deposit of the tendered Old Notes and delivery of all other required documents.

Book-Entry Delivery Procedures. The exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account in accordance with DTC's procedures for such transfer. However, although delivery of Old Notes may be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer, or compliance must be made with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to as a Book-Entry Confirmation.

Signature Guarantees. Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act, either of which we refer to as an Eligible Institution, unless the Old Notes tendered thereby are tendered (1) by a registered holder of Old Notes (or by a participant in DTC whose name appears on a DTC security position listing as the owner of such Old Notes) that has not completed either the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the letter of transmittal. In addition, if the Old Notes are registered in the name of a person other than the signer of the letter of transmittal or if Old Notes not accepted for exchange or not tendered for exchange are to be returned to a person other than the registered holder, then the signature on the letter of transmittal accompanying the tendered Old Notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery. If you wish to tender your Old Notes but they are not immediately available or if you cannot deliver your Old Notes, the letter of transmittal and any other required documents to the exchange agent or comply with the applicable procedures under ATOP on or prior to the expiration date of the exchange offer, you may tender if:

•	the tender is made by or through an Eligible Institution;

•
on or prior to the expiration date of the exchange offer, the exchange agent receives from that Eligible Institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, courier or overnight delivery or a properly transmitted Agent's Message relating to a notice of guaranteed delivery:

•	stating your name and address, the certificate number or numbers of your Old Notes and the principal amount of Old Notes tendered;

•	stating that the tender is being made thereby; and

•
guaranteeing that, within three business days after the expiration date of the exchange offer, the letter of transmittal or a facsimile thereof or an Agent's Message in lieu thereof, together with the Old Notes or a Book-Entry Confirmation, and any other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the exchange agent; and

•
the exchange agent receives such properly completed and executed letter of transmittal or facsimile or Agent's Message, as well as all tendered Old Notes in proper form for transfer or a Book-Entry Confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date of the exchange offer.

Upon request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your Old Notes according to the guaranteed delivery procedures described above.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination will be conclusive, final and binding. Alternative, conditional or contingent tenders of Old Notes will not be considered valid and may not be accepted. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) by us will be conclusive, final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes through the exchange agent, none of we, the exchange agent and any other person is under any duty to give such notification, nor shall we or they incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any Old Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Old Notes are submitted in a principal amount greater than the principal amount of Old Notes being tendered by a tendering holder, such unaccepted or non-exchanged Old Notes will either be:

•	returned by the exchange agent to the tendering holder; or

•
in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry delivery procedures described above, credited to an account maintained with DTC.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Old Notes in the exchange offer may be withdrawn at any time on or prior to the expiration date of the exchange offer. To be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person having deposited the Old Notes to be withdrawn;

•
identify the Old Notes to be withdrawn, including the certificate number or numbers of the particular certificate or certificates evidencing the Old Notes (unless such Old Notes were tendered by book-entry transfer), and aggregate principal amount of such Old Notes; and

•
be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the indenture that governs the Old Notes register the transfer of the Old Notes into the name of the person withdrawing such Old Notes.

If Old Notes have been delivered pursuant to the procedures for book-entry transfer set forth in "-Procedures for Tendering Old Notes-Book-Entry Delivery Procedures," any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Old Notes and must otherwise comply with DTC procedures.

If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of tendered Old Notes can only be accomplished in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination shall be conclusive, final and binding on all parties. No withdrawal of tendered Old Notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the guarantors, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall we or they incur any liability for failure to give any such notification. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are retendered on or prior to the expiration date of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-Procedures for Tendering Old Notes" at any time on or prior to the expiration date of the exchange offer.

Any Old Notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer or the termination of the exchange offer, as applicable, or, if so requested in a notice of withdrawal, promptly after receipt by us of the notice of withdrawal, without cost to such holder.

Conditions to the Exchange Offer

The exchange offer is not subject to any conditions, other than that:

•	the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC;

•
there shall not have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay completion of the exchange offer;

•
no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay completion of the exchange offer, or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us, our subsidiaries or our affiliates;

•
there shall not have occurred or be likely to occur any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us, our subsidiaries or our affiliates that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay completion of the exchange offer;

•
the trustee under the indenture that governs the notes shall not have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the completion of the exchange offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting or the making of the exchange offer; and

•
there shall not have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration of a national emergency or war by the United States or any other calamity or crisis or any other change in political, financial or economic conditions, if the effect of any such event, in our reasonable judgment, makes it impractical or inadvisable to proceed with the exchange offer or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

If we determine in our reasonable judgment that any of the conditions to the exchange offer are not satisfied, we may:

•	refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders;

•	terminate the exchange offer;

•	extend the exchange offer and retain all tendered Old Notes, subject, however, to the rights of holders to withdraw such tendered Old Notes; or

•
waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered Old Notes that have not been validly withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

All conditions to the exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration of the exchange offer.

Exchange Agent

U.S. Bank National Association will serve as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery and other documents to the exchange agent addressed as follows:

By Mail, Overnight Mail or Courier:

U.S. Bank National Association
Attention: Corporate Trust - Specialized Finance
111 Fillmore Avenue E
St. Paul, Minnesota 55107

By Facsimile Transmission (Eligible Institutions Only):
(651) 466-7367

Confirm by Telephone:
(800) 934-6802

For Information Call:
(800) 934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail by the exchange agent; however, additional solicitations may be made by telegraph, telecopy, telephone or in person by our or our affiliates' officers and regular employees.

No dealer manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses.

Our out-of-pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture that governs the notes, accounting and legal fees and printing costs, among others.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

DESCRIPTION OF NOTES

The following summary of the notes does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions it includes of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the Indenture.

General

The Old Notes are and the New Notes will be a series of our subordinated debt securities and were and will be issued under a subordinated debt indenture, dated as of December 17, 2014, as amended and supplemented by a supplemental indenture, dated as of December 17, 2014, between us and U.S. Bank National Association, as trustee, which together we refer to in this summary as the “Indenture.” We refer to the Old Notes and the New Notes collectively as the “notes.”

The notes are our general unsecured subordinated obligations and rank equally with all of our other unsecured subordinated obligations from time to time outstanding. The notes rank junior to all of our existing and future Senior Indebtedness to the extent and in the manner set forth in the Indenture. The notes rank senior to our obligations under junior subordinated debt securities issued to our capital trust subsidiaries. In addition, the notes are effectively subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks. See “- Subordination.”

The notes will mature on December 30, 2024. We may redeem the notes, in whole or in part, on or after September 30, 2024 (three months prior to maturity). The notes will not be otherwise redeemable prior to maturity unless certain special events occur as described under “- Redemption Upon Special Events” and unless the redemption is approved by the Federal Reserve. There is no sinking fund for the notes. We intend for the notes to qualify (subject to applicable limitations) as Tier 2 capital under the interpretations of the Board of Governors of the Federal Reserve System.

Further Issues

The notes were initially limited to $75 million aggregate principal amount. However, the Indenture does not limit the amount of notes that we may issue from time to time in one or more series. The Indenture allows us to “reopen” this series of notes and issue additional notes of the same series with the same terms as the notes being offered hereby (except for the issue date and public offering price) without your consent and without notifying you, including prior to the settlement of the notes sold pursuant to this prospectus, provided that the reopened notes are fungible with the notes being offered hereby for U.S. federal income tax purposes.

Interest

The notes bear interest at a rate per annum equal to 5.75%. We will pay interest semi-annually in arrears on June 30 and December 30 of each year beginning on June 30, 2015. Each such date is referred to as an interest payment date. Interest on the notes will be payable to the person in whose name such notes are registered on the June 15 and December 15 immediately preceding the applicable interest payment date. Interest payable on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

If any date on which interest would otherwise be payable is not a business day, then the interest payment date will be the next succeeding business day and no interest will accrue on the postponed amount from the original due date to the next day that is a business day. “Business day” means (i) each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close or (ii) a day on which the Corporate Trust Office of U.S. Bank National Association, is not closed for business.

Ranking

The notes are our general unsecured subordinated obligations and are:

•	subordinated in right of payment to the payment of any of our existing and future Senior Indebtedness;

•	equal in right of payment with any of our existing and future unsecured subordinated indebtedness;

•	rank senior to our obligations relating to the junior subordinated debt securities issued to our capital trust subsidiaries; and

•	effectively subordinated to any existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary banks.

Subordination

The notes are subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of the notes will be entitled to receive any amounts under the notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

These subordination provisions mean that if we are insolvent, a direct holder of a specific amount of our Senior Indebtedness may ultimately receive more of our assets than a direct holder of the same amount of notes, and our creditor that is owed a specific amount may ultimately receive more of our assets than a direct holder of the same amount of notes. The Indenture does not limit our ability to incur Senior Indebtedness or general obligations, including indebtedness ranking equally with the notes or secured debt.

Holders of the notes may not accelerate the maturity of the notes, except upon an event of default. See “-Events of Default” below.

The Indenture provides that, unless all principal of and any premium or interest on Senior Indebtedness has been paid in full, no payment or other distribution may be made in respect of any notes in the following circumstances:

•
in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets;

•
in the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or, in the event any judicial proceeding shall be pending with respect to any such default; or

•	in the event that any notes have been declared due and payable before their stated maturity.

If the trustee or any holders of notes receive any payment or distribution that is prohibited under the subordination provisions, and if this fact is made known to the trustee or holders at or prior to the time of such payment or distribution, then the trustee or the holders will have to pay over that money to us.

Further, in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets, any creditors in respect of general obligations (as defined below) will be entitled to receive payment in full of all amounts due or to become due on or in respect of such general obligations, before any amount is made available for payment or distribution to the holders of the notes.

Even if the subordination provisions prevent us from making any payment when due on the notes, we will be in default on our obligations under the notes if we do not make the payment when due. This means that the trustee and the holders of notes can take action against us, but they will not receive any money until the claims of the holders of Senior Indebtedness have been fully satisfied.

The Indenture allows the holders of Senior Indebtedness to obtain a court order requiring us and any holder of notes to comply with the subordination provisions.

The Indenture defines Senior Indebtedness as:

•
the principal of (and premium, if any) and interest in respect of our indebtedness for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	our capital lease obligations;

•
our obligations issued or assumed as the deferred purchase price of property, our conditional sale obligations and our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

•
our obligations arising from off-balance sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers’ acceptance, security purchase facilities and similar credit transactions;

•
our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	any of the above listed obligations of other persons the payment of which we are responsible or liable for, either directly or indirectly, as obligor, guarantor or otherwise;

•	any of the above listed obligations of other persons secured by any lien on any of our property or assets whether or not we assume that obligation; and

•	any deferrals, renewals or extensions of any of the above listed obligations.

However, Senior Indebtedness does not include:

•	the notes;

•	trade accounts payable arising in the ordinary course of business; and

•
any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the notes, including: any indebtedness issued to any statutory trust created by us for the purpose of issuing trust securities in connection with such issuance of indebtedness, which shall in all cases be junior to the notes.

As of September 30, 2014, we had approximately $48.2 million of Senior Indebtedness outstanding. The notes and the Indenture do not contain any limitation on the amount of Senior Indebtedness that we may incur in the future.

We are a bank holding company and substantially all of our assets are held by our direct and indirect subsidiaries. We rely on dividends and other payments or distributions from our subsidiaries to pay the interest on our debt obligations (such as the notes), which interest expense was $7.4 million for the nine months ended September 30, 2014, and on our non-consolidated operating expenses, which were $36.7 million for the nine months ended September 30, 2014. Federal and state bank regulations impose certain restrictions on the ability of our bank subsidiaries to pay dividends directly or indirectly to us, to make any extensions of credit to us or certain of our affiliates and from investing in our stock or securities. These regulations also prevent us from borrowing from our bank subsidiaries unless the loans are secured by collateral. Accordingly, we may not have access to sufficient cash to make payments on the notes. See “Risk Factors.”

Because we are a holding company, our right and the rights of our creditors, including holders of the notes, to participate in any distribution of assets of any of our subsidiaries upon their liquidation, reorganization or otherwise would be subject to the prior claims of creditors of the subsidiary (except to the extent that we are a creditor with a recognized claim of equal priority). In the event of any such distribution of assets of any of our bank subsidiaries due in part to their status as insured depository institutions, the claims of depositors and other general or subordinated creditors of the bank subsidiary would be entitled to priority over claims of shareholders of the bank subsidiary, including any claim we might have as the parent holding company of the subsidiary and any claim that one of our creditors might have, such as holders of the notes. As of September 30, 2014, our subsidiaries had approximately $5.3 billion in long-term debt and other obligations that ranked effectively senior to the notes and we acquired an approximately an additional $470 million in obligations that ranked senior to the notes upon consummation of the acquisition of Community Banc-Corp of Sheboygan.

Redemption Upon Special Events

We may, at our option, redeem the notes before the scheduled maturity of the notes in whole, at any time after the date on which we sell the notes to investors, in the event of:

(1) a “Tax Event,” which is defined in the indenture to mean the receipt by us of an opinion of independent tax counsel to the effect that (a) an amendment to or change (including any announced prospective amendment or change) in any law or treaty, or any regulation thereunder, of the United States or any of its political subdivisions or taxing authorities, (b) a judicial decision, administrative action, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, (c) an amendment to or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, or (d) a threatened challenge asserted in writing in connection with an audit of our federal income tax returns or positions or a similar audit of any of our subsidiaries or a publicly known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, in each case, occurring or becoming publicly known on or after the date of the issuance of the notes, resulting in more than an insubstantial risk that the interest payable on the notes is not, or within 90 days of receipt of such opinion of tax counsel, will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes;

(2) a “Tier 2 Capital Event,” which is defined in the Indenture to mean the receipt by us of an opinion of independent bank regulatory counsel to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any rules, guidelines or policies of an applicable regulatory authority for the Company or (b) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the notes, the notes do not constitute, or within 90 days of the date of such opinion will not constitute, Tier 2 capital (or its then equivalent if we were subject to such capital requirement) for purposes of capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), as then in effect and applicable to us; or

(3) our becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended.

Any such redemption of the notes will be at a redemption price equal to the principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of redemption. Any redemption, call or repurchase of the notes following one of these events would require prior approval of the Federal Reserve.

Our election to redeem any notes upon the occurrence of any of the enumerated events above will be provided to the Trustee, at least 60 days prior to the redemption date. In case of any such election, notice of redemption must be provided at any time after giving not less than 30 nor more than 60 days’ notice of such redemption to the holders of the notes.

Optional Redemption

We will have the option to redeem the notes in whole or in part, on or after September 30, 2024 (three months prior to maturity) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest on the notes to be redeemed.

Our election to redeem any notes will be provided to the trustee, at least 60 days prior to the redemption date. In case of any such election, notice of redemption must be provided at any time after giving not less than 30 nor more than 60 days’ notice of such redemption to the holders of the notes. If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by-lot or by such other method of selection, if any, that the trustee deems fair and appropriate.

Any exercise by us of our redemption rights described above is subject to our having first received approval of the Federal Reserve for such redemption.

The notes are not mandatorily redeemable at the option of the holders.

The Notes are Intended to Qualify as Tier 2 Capital

The notes are intended to qualify as Tier 2 capital under the capital rules established by the Federal Reserve for bank holding companies that became effective January 1, 2014 and the guidelines of the Federal Reserve for bank holding companies under the Basel III framework that will become effective on January 1, 2015. The rules set forth specific criteria for instruments to qualify as Tier 2 capital. Among other things, the notes must:

•	be unsecured;

•	have a minimum original maturity of at least five years;

•	be subordinated to depositors and general creditors, which, in our case, will be to the holders of our senior indebtedness;

•
not contain provisions permitting the holders of the notes to accelerate payment of principal prior to maturity except in the event of receivership, insolvency, liquidation or similar proceedings of the institution; and

•
not contain provisions permitting the institution to redeem or repurchase the notes prior to the maturity date without prior approval of the Federal Reserve, except upon the occurrence of certain special events.

Events of Default

The only “events of default” with respect to the notes under the Indenture are certain events related to our bankruptcy or insolvency, whether voluntary or involuntary, or certain events related to the insolvency of any of our three principal subsidiary banks: Dubuque Bank and Trust Company, New Mexico Bank & Trust and Morrill & Janes Bank and Trust Company. If an event of default with respect to the notes occurs and is continuing, the principal amount of all of the notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the notes. If an event of default with respect to the notes occurs and is continuing, the trustee may enforce its rights and the rights of the holders of the notes by any judicial proceedings that the trustee deems to be most effectual to do so.

The maturity of the notes may only be accelerated upon the occurrence of an event of default described above. There is no right of acceleration of the payment of principal of the notes upon a “default” in the payment of principal of or interest on the notes or in the performance of any of our covenants or agreements contained in the notes, in the Indenture or any of our other obligations or liabilities. For purposes of the notes, “default” means (i) a default in the payment of principal of the notes when due, whether at maturity, by acceleration of maturity or otherwise; and (ii) a default in the payment of interest on the notes when due, which continues for 30 days. If a default in the payment of principal of or interest on the notes occurs and is continuing under the Indenture, the trustee and holders of notes will have a right to institute suit directly against us for the collection of such overdue payment. Other than upon a default in the payment of principal of or interest on the notes, the holders of the notes will have limited rights to institute proceedings to enforce the terms of the Indenture or notes.

Modification

From time to time, we, together with the trustee, may, without the consent of the holders of notes, amend the Indenture for one or more of the following purposes:

•	to provide for the assumption by a successor corporation of our obligations under the Indenture;

•	to add to our covenants and the default provisions for the benefit of the holders of notes;

•	to permit or facilitate the issuance of notes in bearer form or in uncertificated form;

•	to cure ambiguities, defects or inconsistencies, so long as the amendment does not materially adversely affect the interests of the holders of notes;

•	to appoint a successor trustee with respect to the notes;

•	to establish the form or terms of a series of notes; or

•
to make any other change to the Indenture that neither applies to any subordinated note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modifies the rights of any subordinated note holder with respect to such provision.

The Indenture permits us and the trustee, with the consent of the holders of a majority in aggregate principal amount of each series of notes affected thereby, to modify the Indenture in a manner affecting the rights of the holders of the notes of such series; provided, that no modification may, without the consent of the holders of each outstanding note affected:

•	change the maturity of the principal of any subordinated note or the timing of an interest payment on a subordinated note;

•	reduce the principal amount or the rate of interest of any subordinated note;

•	reduce the amount of the principal of any subordinated note which would be due and payable upon a declaration of acceleration;

•	change the place of payment where, or the coin or currency in which, any subordinated note principal or interest is payable;

•	impair the right to institute suit for the enforcement of any such due and payable obligation;

•	modify the provisions of the Indenture with respect to the subordination of the notes in a manner adverse to the subordinated note holders;

•
reduce the percentage of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver provided for in the Indenture; or

•	reduce the percentage of the principal amount of the notes, the holders of which are required to consent to any such modification.

Consolidation, Merger, Sale of Assets and Other Transactions

We will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to any person, unless:

•
we are the surviving person or we consolidate with or merge into another person or sell, convey, transfer or lease substantially all of our properties and assets to any person, the successor is organized under the laws of the United States of America or any State or the District of Columbia, and the successor, if not Heartland, expressly assumes our obligations relating to the notes and the Indenture;

•
immediately after giving effect to the transaction, no “event of default,” and no event which, after notice or lapse of time or both, would become an “event of default” shall have occurred and be continuing; and

•	certain other conditions described in the Indenture are met.

The general provisions of the Indenture do not limit our rights to enter into transactions, such as a highly-leveraged transaction, that may adversely affect the holders of the notes.

Satisfaction And Discharge

The Indenture provides that when, among other things, all notes not previously delivered to the trustee for cancellation:

•	have become due and payable, or

•
will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the notes not previously delivered to the trustee for cancellation, for the principal, and interest to December 30, 2024, then, upon our request, the Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Indenture with respect to the notes. However, we will continue to be obligated to pay all other sums due under the Indenture and to provide the officers’ certificates and opinions of counsel described in the Indenture.

Defeasance

We may at any time terminate all of our obligations under the notes, except for certain obligations, including those respecting the defeasance trust. Our obligations will be deemed to have been discharged on the 91st day after the following applicable conditions have been satisfied:

•	we have irrevocably deposited in trust with the trustee or the defeasance agent, if any, money or U.S. government obligations for the payment of principal and interest on the notes to maturity;

•
if the notes are then listed on any securities exchange, we have delivered to the trustee or defeasance agent an officer’s certificate to the effect that our defeasance will not cause the notes to be delisted from such exchange;

•	such defeasance will not result in a breach or violation or, or constitute a default under, any other agreement or instrument to which we are a party;

•
we have delivered to the trustee and the defeasance agent, if any, an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	no event or condition exists that would prevent us from making payments of the principal of or interest on the notes on the date we deposit funds or any time during the 90 days thereafter; and

•	certain other conditions set forth in the Indenture.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes will be issued only in fully registered form, without interest coupons, and in denominations of $1,000 and integral multiples of $1,000.

Unless otherwise required for institutional accredited investors, the notes will be evidenced by a global note which will be deposited with, or on behalf of, DTC, or any successor thereto, and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. If notes are issued to institutional accredited investors in certificated form, in addition to being subject to the restrictions under “Notice to Investors,” the notes will be transferable only on the records of the trustee and may not be exchanged for a beneficial interest in the global note unless the exchange occurs in connection with a transfer where the transferor and transferee provides evidence satisfactory to the trustee and DTC that the transferee is eligible to hold a beneficial interest in the global note.

The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless one of the following occurs:

•
DTC notifies us that it is unwilling or unable to continue acting as the depositary for the global note, or DTC has ceased to be a clearing agency registered under the Exchange Act, and in either case we fail to appoint a successor depositary; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered. Any such notes in certificated form will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof and may be transferred or exchanged only in such minimum denominations.

DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot get notes registered in your name if they are represented by the global note;

•	you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global note;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee (called “participants”) and persons that may hold beneficial interests through participants (including through Euroclear Bank SA/NV or Clearstream Banking, société anonyme, as DTC participants) can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on and principal of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

You may exchange or transfer the notes at the corporate trust office of the trustee for the series of notes or at any other office or agency maintained by us for those purposes. We will not require payment of a service charge for any transfer or exchange of the notes, but DTC may require payment of a sum sufficient to cover any applicable tax or other governmental charge.

We have been informed that, with respect to any cash payment of interest on or principal of the global note, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”

We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “clearing agency”

registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

The Trustee

The trustee for the holders of notes issued under the Indenture will be U.S. Bank National Association. If an event of default with respect to the notes occurs, and is not cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs in the exercise of its powers. Subject to the provisions of the Indenture, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of the notes, unless they have offered to the trustee security or indemnity reasonably satisfactory to the trustee.

U.S. Bank National Association is the trustee of the subordinated debentures that support several series of trust preferred securities issued by our capital trust subsidiaries and, in the future, may be the trustee under other indentures pursuant to which we issue debt. Pursuant to the Trust Indenture Act of 1939, if a default occurs with respect to the securities of any series, the trustee will be required to eliminate any conflicting interest as defined in the Trust Indenture Act or resign as trustee with respect to the securities of that series within 90 days of such default, unless such default were cured, duly waived or otherwise eliminated.

Payment And Paying Agents

We will pay principal and interest on your notes at the office of the trustee in Indianapolis, Indiana, or in the City of New York, or at the office of any paying agent that we may designate.

We will pay any interest on the notes to the registered owner of the notes at the close of business on the record date for the interest, except in the case of defaulted interest. Interest payable at maturity of the notes will be paid to the registered holder to whom principal is payable. We may at any time designate additional paying agents or rescind the designation of any paying agent.

Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of and interest on any subordinated note that remains unclaimed for two years after the principal or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the Old Notes whose Old Notes are tendered and accepted in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences to holders who purchased the Old Notes upon their original issuance at their original issue price for cash and who hold the Old Notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their circumstances or status, nor does it address specific tax consequences that may be relevant to particular holders (including, for example, financial institutions, broker-dealers, traders in securities that elect mark-to-market treatment, insurance companies, partnerships or other pass-through entities, U.S. expatriates, tax-exempt organizations, U.S. Holders that have a functional currency other than the U.S. dollar, persons who purchase or sell notes as part of a wash sale for tax purposes, or persons who hold notes as part of a straddle, hedge, conversion or other integrated financial transaction). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding notes, you should consult your tax advisor.

For purposes of the following summary, a “U.S. Holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States; (2) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or if a valid election to be treated as a United States person for U.S. federal income tax purposes is in effect with respect to the trust. A “Non-U.S. Holder” is a beneficial owner of notes that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

Exchange Offer. The exchange of the Old Notes for the New Notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. As a result, (1) a U.S. Holder should not recognize a taxable gain or loss as a result of exchanging the holder's Old Notes; (2) the holding period of the New Notes should include the holding period of the Old Notes exchanged therefor; and (3) the adjusted tax basis of the New Notes should be the same as the adjusted tax basis of the Old Notes exchanged therefor immediately before the exchange.

Payments of Interest on the New Notes. Interest paid on the New Notes will be taxable to a U.S. Holder as ordinary income at the time the interest is received or accrued, depending on the holder’s regular method of accounting for U.S. federal income tax purposes.

Disposition of the New Notes. Upon the sale, retirement, exchange or other taxable disposition of a New Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the sum of all cash plus the fair market value of all other property received on the disposition (except to the extent the cash or other property is attributable to accrued but unpaid interest, which is treated as interest as discussed under “U.S. Federal Income Taxation of U.S. Holders-Payments of Interest on the New Notes”) and (ii) the holder’s tax basis in the New Note. A U.S. Holder’s tax basis in a New Note generally will equal the cost of the Old Note to the holder. Any gain or loss recognized on the disposition of a New Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the note is more than one year. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital loss by a U.S. Holder is subject to limitations.

Backup Withholding and Information Reporting. Information returns may be filed with the IRS in connection with payments on the New Notes and the proceeds from a sale, retirement, exchange or other disposition of the New Notes. A U.S. Holder will be subject to backup withholding on these payments if the holder fails timely to provide the holder’s correct taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax and may generally be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed, and the required information is timely furnished to the IRS.

Additional Tax on Investment Income. Certain individuals, estates and trusts are required to pay a 3.8% tax on ‘‘net investment income’’ including, among other things, interest and proceeds of sales or other dispositions in respect of securities (such as the New Notes), subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on the acquisition, ownership and disposition of the New Notes.

U.S. Federal Income Taxation of Non-U.S. Holders

Exchange Offer. The exchange of the Old Notes for the New Notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes, and the tax consequences should be the same as described under "U.S. Federal Income Taxation of U.S. Holders - Exchange Offer."

Payments of Interest on the New Notes. Subject to the discussion below of backup withholding and FATCA (as defined below), payments of interest on the New Notes to a Non-U.S. Holder will generally not be subject to U.S. federal withholding tax, provided that:

1.
the payments are not effectively connected with the conduct of a U.S. trade or business (or, if required by an applicable income tax treaty, a United States permanent establishment) maintained by the Non-U.S. Holder in the United States;

2.	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote; and

3.
the Non-U.S. Holder properly certifies the Non-U.S. Holder’s foreign status on IRS Form W-8BEN or W-8BEN-E (or a suitable substitute form or successor form), or the Non-U.S. Holder holds its New Notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the above requirements, payments of interest made to the Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% unless the beneficial owner of the New Note provides us or our agent with a properly executed:

1.
IRS Form W-8BEN or W-8BEN-E (or a suitable substitute form or successor form) claiming, under penalties of perjury, an exemption from, or reduction in, withholding tax under an applicable income tax treaty, or

2.
IRS Form W-8ECI (or a suitable substitute form or successor form) stating that interest paid on the New Note is not subject to withholding tax because it is effectively connected with a U.S. trade or business and, if an income tax treaty applies, it is attributable to a permanent establishment maintained in the United States of the beneficial owner (in which case the interest will be subject to regular graduated U.S. tax rates as described below).

Non-U.S. Holders should consult their own tax advisors about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If interest on the New Notes is effectively connected with a U.S. trade or business of the beneficial owner (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax at a rate of 30% (unless reduced by an applicable income tax treaty) in respect of the interest.

Disposition of the New Notes. Except with respect to accrued and unpaid interest, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain or income realized on the sale, retirement exchange or other disposition of a New Note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) the gain or income is effectively connected with a United States trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment). Accrued and unpaid interest realized on a sale, exchange or other disposition of a New Note will be treated as discussed under “-U.S. Federal Income Taxation of Non-U.S. Holders-Payments of Interest on the New Notes.”

A Non-U.S. Holder described in (a) above will be subject to U.S. federal income tax at a rate of 30% (unless a lower rate applies under an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital loss, even though the Non-U.S. Holder is not considered a resident of the U.S. A Non-U.S. Holder described in (b) above will be subject to U.S. federal income taxation in the same manner as if it were a U.S. Holder, and if the Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax at a rate of 30% (unless reduced by an applicable income tax treaty).

Backup Withholding and Information Reporting. U.S. backup withholding tax will not apply to payments of interest on a New Note or proceeds from the sale or other disposition of a New Note payable to a Non-U.S. Holder if the certification described in “-U.S. Federal Income Taxation of Non-U.S. Holders-Payments of Interest on the New Notes” is duly provided by the Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting still may apply to interest payments even if an exemption from backup withholding is established. Copies of any information returns reporting interest payments and any withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty or intergovernmental agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed, and the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding their particular circumstances and the availability of and procedure for establishing an exemption from backup withholding.

FATCA. Pursuant to legislation commonly referred to as “FATCA,” payments to foreign entities of interest on and the gross proceeds of dispositions of debt obligations of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Accordingly, withholding under FATCA generally will apply to payments of interest on the New Notes, as well as to payments of gross proceeds from the sale or other disposition of such notes occurring on or after January 1, 2017 (including redemption at maturity). Non-U.S. Holders should consult their tax advisors regarding the possible effect of this withholding tax on their ownership and disposition of the New Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities, provided that such broker-dealer notifies the Company to that effect by so indicating on the letter of transmittal. We have agreed that, starting on the date of the completion of the exchange offer to which this prospectus relates, for up to 180 days following completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from the exchange of Old Notes for New Notes or from any sale of New Notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

For a period of 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the New Notes will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, MN.

EXPERTS

The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on effectiveness of internal control over financial reporting includes explanatory paragraphs that management excluded from its assessment of the effectiveness of the Company's internal control as of December 31, 2013 the internal control over financial reporting of Morrill & Janes Bank and Trust Company and Freedom Bank.